The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 19, 2006

Pricing Supplement No. 2006 – MTNDD003 Dated                 , 2006

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

Rule 424(b)(3)            File Nos. 333-132370 & 333-132370-01

US$                 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon a Basket of the EUR/USD and GBP/USD Exchange Rates Due 2008

•	We will not make any payments on the notes prior to maturity.

•	The notes will mature on , 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus a basket return amount, which may be positive or zero.

•	The basket return amount will be based on the percentage change in the value of U.S. dollar exchange rates for each of the European Union euro and the British pound over the term of the notes. The basket return amount will equal the product of (a) US$1,000, (b) basket return percentage and (c) a participation rate that is expected to be approximately 130% (to be determined on the date the notes are priced for initial sale to the public, which we refer to as the pricing date), provided that the basket return amount will not be less than zero. The basket return percentage will equal the average of the percentage change of the EUR/USD and GBP/USD exchange rates during the term of the notes.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	US$1,000	US$
Agent’s Discount	US$	US$
Proceeds to Citigroup Funding Inc. (before expenses)	US$	US$

We expect that delivery of the notes will be made against payment therefor on or about                 , 2006. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

To the extent the offer of any notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding Inc. to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent has agreed that it will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent it is permitted under applicable laws and regulations. In so doing, the agent will not impose any additional obligations on Citigroup Funding Inc.

The agent has represented and agreed that:

•	in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom;

•	it and each of its affiliates have not offered or sold, and will not offer or sell, the notes by means of any document to persons in Hong Kong other than persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong), and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the notes other than with respect to the notes to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent;

•	it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the notes in the Federal Public of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the notes; and

•	no notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (circle restreint d’investisseurs) mentioned above.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the notes, either directly or indirectly.

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected Notes Based Upon a Basket of the EUR/USD and GBP/USD Exchange Rates due 2008. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. The notes pay an amount at maturity that will depend on the percentage change in the U.S. dollar exchange rates for each of the European Union euro and the British pound over the term of the notes. If the average percentage change of the EUR/USD and GBP/USD exchange rates from the pricing date to the fifth business day before maturity, which we refer to as the valuation date, is less than or equal to zero, the payment you receive at maturity will equal your initial investment in the notes. If the average of the percentage change of the EUR/USD and GBP/USD exchange rates from the pricing date to the valuation date is greater than zero, the payment you receive at maturity will be greater than your initial investment in the notes and, due to the participation rate, the return on the notes will be approximately 130% of the return on an instrument directly linked to the EUR/USD and GBP/USD exchange rates.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The notes mature on                 , 2008.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the notes is not at risk at maturity of the notes in the event of a decline in the value of the European Union euro and the British pound relative to the U.S. dollar over the term of the notes.

Will I Receive Interest on the Notes?

We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity.

What Will I Receive at Maturity of the Notes?

The notes will mature on                 , 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus a basket return amount, which may be positive or zero.

How Will the Basket Return Amount Be Calculated?

The basket return amount will be based on the average of the amount by which the ending value of each of the EUR/USD and GBP/USD exchange rates differs from the starting value of each exchange rate.

•	If the basket return percentage is less than or equal to zero, the basket return amount will equal zero.

•	If the basket return percentage is greater than zero, the basket return amount will equal the product of:

US$1,000 * Basket Return Percentage * Participation Rate

The participation rate will equal approximately 130% (to be determined on the pricing date).

The basket return percentage will equal the sum of the currency return for each of the U.S. dollar exchange rates for the European Union euro and the British pound, expressed as a percentage.

The currency return for each of the U.S. dollar exchange rates for the European Union euro and the British pound will equal the following fraction:

Ending Value – Starting Value	×	Allocation Percentage
Starting Value

The allocation percentage for each of the U.S. dollar exchange rates for the European Union euro and the British pound will equal 50%.

The starting value for the EUR/USD exchange rate will equal the EUR/USD exchange rate on the pricing date. The starting value for the GBP/USD exchange rate will equal the GBP/USD exchange rate on the pricing date.

The ending value for the EUR/USD exchange rate will equal the EUR/USD exchange rate on the valuation date. The ending value for the GBP/USD exchange rate will equal the GBP/USD exchange rate on the valuation date.

The EUR/USD exchange rate will equal the European Union euro/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on page “1FED,” or any substitute page, at 10:00 a.m. (New York time) on the relevant date. Spot market means the global spot foreign exchange markets.

The GBP/USD exchange rate will equal the British pound/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, expressed as the amount of U.S. dollars per one British pound, as reported by Reuters on page “1FED,” or any substitute page, at 10:00 a.m. (New York time) on the relevant date. Spot market means the global spot foreign exchange markets.

The amount payable to you at maturity is dependent upon the amount by which the ending value of each exchange rate in the basket differs from the starting value of that exchange rate. Even if the value of either of the exchange rates is greater than the starting value of that exchange rate at one or more times during the term of the notes, as long as the ending value is less than the starting value, the currency return will be negative. In addition, even if the ending value of one exchange rate but not both of the exchange rates in the basket is greater than its starting value, this increase may be substantially or entirely offset by low ending value of the other exchange rate in the basket.

For more specific information about the “basket return amount,” the “basket return percentage,” the “currency return” and the determination of exchange rates, please see “Description of the Notes—Basket Return Amount” in this pricing supplement.

Hypothetical Maturity Payment Examples

The table below shows the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of notes based on various ending values of the EUR/USD exchange rate and the GBP/USD exchange rate. The table and the following examples of hypothetical maturity payment calculations are based on the following assumptions:

-	Pricing date: May 11, 2006
-	Issue date: May 19, 2006
-	Principal amount: US$1,000 per note
-	Starting value of the EUR/USD exchange rate: 1.2000
-	Starting value of the GBP/USD exchange rate: 1.7200
-	Participation rate: 130%
-	Allocation percentage: 50% for each of the EUR/USD and GBP/USD exchange rates
-	Maturity date: May 19, 2008
-	The notes are purchased on the issue date and are held through the maturity date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual starting value and ending value of the EUR/USD and GBP/USD exchange rates, the participation rate and the allocation percentage.

GBP/USD Ending Value	EUR/USD Ending Value
	1.0000	1.0500	1.1000		1.1500		1.2000	1.2500		1.3000		1.3500	1.4000
1.5000	US$1000	US$1000	US$	1000	US$	1000	US$1000	US$	1000	US$	1000	US$1000	US$	1025
1.6000	1000	1000		1000		1000	1000		1000		1009	1036		1063
1.6500	1000	(1)1000		1000		1000	1000		1001		1028	1055		1082
1.7000	1000	1000		1000		1000	1000		1020		1047	(4)1074		1101
1.7200	1000	1000		1000		1000	1000		1027		1054	1081		1108
1.7500	1000	1000		1000		1000	(3)1011		1038		1066	1093		1120
1.8000	1000	(2)1000		1000		1003	1030		1057		1084	1111		1139
1.8500	1000	1000		1000		1022	1049		1076		1103	1130		1157
1.9500	1000	1006		1033		1060	1087		1114		1141	1168		1195

Example (1)	Ending value of EUR/USD exchange rate = 1.05

Currency return of EUR/USD exchange rate = –6.25% = (1.05 – 1.20) / 1.20 x 50%

Ending value of GBP/USD exchange rate = 1.65

Currency return of GBP/USD exchange rate = –2.03% = (1.65 – 1.72) / 1.72 x 50%

Basket return percentage = -8.28% = –6.25% + –2.03%; however, the basket return percentage cannot be less than zero.

Payment at maturity = US$1,000 = US$1,000 + 0

Example (2)	Ending value of EUR/USD exchange rate = 1.05

Currency return of EUR/USD exchange rate = –6.25% = (1.05 – 1.20) / 1.20 x 50%

Ending value of GBP/USD exchange rate = 1.80

Currency return of GBP/USD exchange rate = 2.33% = (1.80 – 1.72) / 1.72 x 50%

Basket return percentage = -3.92% = –6.25% + 2.33%; however, the basket return percentage cannot be less than zero.

Payment at maturity = US$1,000 = US$1,000 + 0

Example (3)	Ending value of EUR/USD exchange rate = 1.20

Currency return of EUR/USD exchange rate = 0.0% = (1.20 – 1.20) / 1.20 x 50%

Ending value of GBP/USD exchange rate = 1.75

Currency return of GBP/USD exchange rate = 0.87% = (1.75 – 1.72) / 1.72 x 50%

Basket return percentage = 0.87% = 0.0% + 0.87%

Basket return amount = US$11 = US$1,000 x 0.87% x 130%

Payment at maturity = US$1,011 = US$1,000 + US$11

Example (4)	Ending value of EUR/USD exchange rate = 1.35

Currency return of EUR/USD exchange rate = 6.25% = (1.35 – 1.20) / 1.20 x 50%

Ending value of GBP/USD exchange rate = 1.70

Currency return of GBP/USD exchange rate = –0.58% = (1.70 – 1.72) / 1.72 x 50%

Basket return percentage = 5.67% = 6.25% – 0.58%

Basket return amount = US$74 = US$1,000 x 5.67% x 130%

Payment at maturity = US$1,074 = US$1,000 + US$74

What Will I Receive if I Sell the Notes Prior to Maturity?

You will only receive 100% of the principal amount of your notes if you hold the notes at maturity. If you choose to sell your notes before maturity, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

How Have the EUR/USD and GBP/USD Exchange Rates Performed Historically?

We have provided a graph showing the daily EUR/USD and GBP/USD exchange rates, as reported on Bloomberg, from January 1, 1999 to March 31, 2006, and a table showing the high and low EUR/USD and GBP/USD exchange rates for each quarter since the first quarter of 2001. You can find this graph and table in the section “The EUR/USD and the GBP/USD Exchange Rates—Historical Data on the EUR/USD and the GBP/USD Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the EUR/USD and the GBP/USD exchange rates in recent years. However, past performance is not necessarily indicative of how the EUR/USD or the GBP/USD exchange rates will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the relevant currencies or in other instruments, such as options, swaps or futures, based on the EUR/USD or the GBP/USD exchange rates or the relevant currencies. The cost of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes, provided that each such plan will by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the notes. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be          % per year. This tax OID will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the note. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates currently intends, but is not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the EUR/USD and GBP/USD exchange rates, and other events that are difficult to predict and beyond our control.

The Basket Return Amount Payable at Maturity May Be Zero

The amount of the maturity payment will depend on the difference between the ending value of each of the exchange rates in the basket and the starting value of that exchange rate. Unless the sum of the currency returns exceeds zero, the payment you receive at maturity will be limited to the amount of your initial investment in the notes. This will be true even if the value of each currency in the basket relative to the U.S. dollar has increased at one or more times during the term of the notes or if the ending value of one exchange rate but not both of the exchange rates in the basket is greater than its starting value.

The Use of a Return on a Basket of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the basket return percentage will be based on the sum of the currency return for each of the European Union euro and the British pound, a significant increase in the value of one currency but not both of the currencies in the basket relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currency in the basket relative to the U.S. dollar during the term of the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the basket return percentage is less than, equal to or only slightly greater than zero, your maturity payment will be equal to or only slightly greater than your initial investment in the notes and the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Values of the European Union Euro, the British Pound and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the European Union euro, the British pound and the U.S. dollar, may be affected by complex political and economic factors. Each of the EUR/USD and GBP/USD exchange rates is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe, particularly member nations of the European Union and the United Kingdom, and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Europe, particularly member nations of the European Union and the United Kingdom, and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the European Union, the governments of the European Union, the United Kingdom, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the member nations of the European Union, the United Kingdom and the United States, are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the member nations of the European Union, the United Kingdom and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the European Union euro, the British pound or the U.S. dollar specifically, or any other currency.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the EUR/USD and the GBP/USD exchange rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The EUR/USD and GBP/USD Exchange Rates. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the EUR/USD and GBP/USD exchange rates from their respective starting values. For example, increases of either the EUR/USD or GBP/USD exchange rate may cause an increase in the market value of the notes because of the expectation that the maturity payment on the notes will increase. Conversely, decreases of either the EUR/USD or GBP/USD exchange rate may cause a decrease in the market value of the notes because of the expectation that the maturity payment on the notes will decrease. If you choose to sell your notes when the EUR/USD and the GBP/USD exchange rates are below their respective starting values, you may receive less than the amount you originally invested.

The EUR/USD and GBP/USD exchange rates will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the European Union euro, the British pound and the U.S. dollar are traded. These factors are described in more detail in “—The Values of the European Union Euro, the British Pound and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the EUR/USD and GBP/USD Exchange Rates. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the EUR/USD and GBP/USD exchange rates changes, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the relevant currencies or in the other instruments, such as options, swaps or futures, based upon the EUR/USD and GBP/USD exchange rates or the relevant currencies. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the EUR/USD and the GBP/USD exchange rates.

The Historical Performance of the EUR/USD and GBP/USD Exchange Rates Is Not an Indication of the Future Performance of the EUR/USD and GBP/USD Exchange Rates

The historical performance of the EUR/USD and GBP/USD exchange rates, which is included in this pricing supplement, should not be taken as an indication of the future performance of the EUR/USD and GBP/USD exchange rates during the term of the notes. Changes in the EUR/USD and GBP/USD exchange rates will affect the trading price of the notes, but it is impossible to predict whether the EUR/USD and GBP/USD exchange rates will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the European Union euro, the British pound and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the EUR/USD and GBP/USD exchange rates used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citibank, N.A. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Principal-Protected Notes Based Upon a Basket of the EUR/USD and GBP/USD Exchange Rates Due 2008 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.

General

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. The Notes pay an amount at maturity that will depend on the percentage change in the U.S. dollar exchange rates for each of the European Union euro and the British pound over the term of the Notes. If the average percentage change of the EUR/USD and GBP/USD Exchange Rates from the Pricing Date to the Valuation Date, is less than or equal to zero, the payment you receive at maturity will equal your initial investment in the Notes. If the average of the percentage change of the EUR/USD and GBP/USD Exchange Rates from the Pricing Date to the Valuation Date is greater than zero, the payment you receive at maturity will be greater than your initial investment in the Notes and, due to the Participation Rate, the return on the Notes will be approximately 130% of the return on an instrument directly linked to the EUR/USD and GBP/USD Exchange Rates.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be US$             (              Notes). The Notes will mature on             , 2008, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity.

Payment at Maturity

The Notes will mature on             , 2008. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus a Basket Return Amount, which may be positive or zero.

Basket Return Amount

The Basket Return Amount will be based on the average of the amount by which the Ending Value of each of the EUR/USD and GBP/USD Exchange Rates differs from the Starting Value of each exchange rate.

•	If the Basket Return Percentage is less than or equal to zero, the Basket Return Amount will equal zero.

•	If the Basket Return Percentage is greater than zero, the Basket Return Amount will equal the product of:

US$1,000 * Basket Return Percentage * Participation Rate

The Participation Rate will equal approximately 130% (to be determined on the Pricing Date).

The Basket Return Percentage will equal the sum of the Currency Return for each of the U.S. dollar exchange rates for the European Union euro and the British pound, expressed as a percentage.

The Currency Return, which is presented in this pricing supplement as a percentage, for each of the U.S. dollar exchange rates for the European Union euro and the British pound will equal the following fraction:

Ending Value – Starting Value	×	Allocation Percentage
Starting Value

The Allocation Percentage for each of the U.S. dollar exchange rates for the European Union euro and the British pound will equal 50%.

The Starting Value for the EUR/USD Exchange Rate will equal the EUR/USD Exchange Rate on the Pricing Date. The Starting Value for the GBP/USD Exchange Rate will equal the GBP/USD Exchange Rate on the Pricing Date.

The Ending Value for the EUR/USD Exchange Rate will equal the EUR/USD Exchange Rate on the Valuation Date. The Ending Value for the GBP/USD Exchange Rate will equal the GBP/USD Exchange Rate on the Valuation Date.

The Pricing Date means the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before maturity.

The EUR/USD Exchange Rate will equal the European Union euro/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on page “1FED,” or any substitute page, at 10:00 a.m. (New York time) on the relevant date. Spot market means the global spot foreign exchange markets.

The GBP/USD Exchange Rate will equal the British pound/U.S. dollar exchange rate in the “spot market” for foreign exchange transactions, expressed as the amount of U.S. dollars per one British pound, as reported by Reuters on page “1FED,” or any substitute page, at 10:00 a.m. (New York time) on the relevant date. Spot market means the global spot foreign exchange markets.

If the EUR/USD or GBP/USD Exchange Rate is not so reported on Reuters page “1FED”, or any substitute page thereto, then the EUR/USD Exchange Rate or GBP/USD Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on the relevant date. If the Noon Buying Rate is not announced on that date, then the EUR/USD or GBP/USD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the EUR/USD or BP/USD Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the EUR/USD or GBP/USD Exchange Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that 1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and in London, England are authorized or obligated by law or executive order to close and 2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

The amount payable to you at maturity is dependent upon the amount by which the Ending Value of each exchange rate in the basket differs from the Starting Value of that exchange rate. The Notes provide less opportunity for appreciation than a direct investment in each currency in the basket because even if the value of either exchange rate is greater than the Starting Value of that exchange rate at one or more times during the term of the Notes, as long as the Ending Value is less than the Starting Value, the Currency Return will be negative. In addition, even if the Ending Value of one but not both of the exchange rates in the basket is greater than its Starting Value, this increase may be substantially or entirely offset by a low Ending Value of the other exchange rate in the basket.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due. Such rate shall be determined by the calculation agent. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citibank, N.A. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE EUR/USD AND GBP/USD EXCHANGE RATES

General

The EUR/USD and GBP/USD Exchange Rates are foreign exchange spot rates that measure the relative values of two currencies, the European Union euro and the U.S. dollar in case of the EUR/USD Exchange Rate and the British pound and the U.S. dollar in case of the GBP/USD Exchange Rate, expressed as a rate that reflects the amount of U.S. dollars that can be exchanged for one European Union euro or one British pound, respectively. The EUR/USD and GBP/USD Exchange Rates increase when the European Union euro or the British pound, as the case may be, appreciates relative to the United States dollar and declines when the European Union euro or the British pound, as the case may be, depreciates relative to the United States dollar.

The European Union euro is the official currency of the member states of the European Economic and Monetary Union (the “European Monetary Union”). It was introduced in January 1999 and replaced the national currencies of the then 11 participating countries. Today, the European Union euro is the official currency of the following 12 countries: Austria; Belgium; Finland; France; Germany; Greece; Ireland; Italy; Luxembourg; the Netherlands; Portugal; and Spain. Other current and future European Monetary Union countries may adopt the European Union euro as their official currency.

The British pound is the official currency of the United Kingdom.

We have obtained all information in this pricing supplement relating to the European Monetary Union, the European Union euro, the British pound and the EUR/USD and GBP/USD Exchange Rates from public sources, without independent verification. Currently the EUR/USD and GBP/USD Exchange Rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the EUR/USD and GBP/USD Exchange Rates will be determined as described under “Description of the Notes—Basket Return Amount” above.

Historical Data on the EUR/USD and GBP/USD Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of the EUR/USD and GBP/USD Exchange Rates, as reported by Bloomberg. The historical data on the EUR/USD and GBP/USD Exchange Rates are not necessarily indicative of the future performance of the EUR/USD or GBP/USD Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the EUR/USD and GBP/USD Exchange Rates during any period set forth below is not any indication that the EUR/USD or GBP/USD Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	EUR/USD Exchange Rate		GBP/USD Exchange Rate
	High	Low	High	Low
2001
Quarter
First	0.9594	0.8751	1.5100	1.4152
Second	0.9088	0.8413	1.4483	1.3682
Third	0.9330	0.8352	1.4778	1.3966
Fourth	0.9240	0.8737	1.4843	1.4088
2002
Quarter
First	0.9064	0.8565	1.4562	1.4044
Second	0.9988	0.8713	1.5380	1.4248
Third	1.0199	0.9613	1.5863	1.5153
Fourth	1.0505	0.9688	1.6133	1.5415
2003
Quarter
First	1.1083	1.0336	1.6570	1.5539
Second	1.1933	1.0562	1.6904	1.5463
Third	1.1739	1.0764	1.6760	1.5610
Fourth	1.2647	1.1377	1.7943	1.6534
2004
Quarter
First	1.2926	1.2047	1.9140	1.7788
Second	1.2389	1.1761	1.8606	1.7481
Third	1.2461	1.1969	1.8771	1.7709
Fourth	1.3666	1.2225	1.9550	1.7747
2005
Quarter
First	1.3582	1.2732	1.9325	1.8510
Second	1.3125	1.1981	1.9217	1.7873
Third	1.2589	1.1868	1.8500	1.7273
Fourth	1.2205	1.1640	1.7904	1.7049
2006
Quarter
First	1.2323	1.1802	1.7935	1.7188
Second (through April 18, 2006)	1.2359	1.2034	1.7834	1.7251

The EUR/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York time) on April 18, 2006, was 1.2291. The GBP/USD Exchange Rate appearing on Reuters page “1FED” at 10:00 a.m. (New York time) on April 18, 2006, was 1.7780.

The following graph shows the daily values of the EUR/USD Exchange Rate in the period from January 1, 1999 through March 31, 2006 using historical data obtained from Bloomberg. Past movements of the EUR/USD Exchange Rate are not indicative of future values of the EUR/USD Exchange Rate.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United State or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations, taxpayers holding the Notes as part of a “straddle,” hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to each of the currencies in the basket, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of             % (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Global Market Holdings could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$             at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$             in 2006; US$             in 2007; and US$              in 2008 (adjusted as described in the second below paragraph).

Disposition of the Notes.    When a U.S. Holder sells, exchanges or otherwise disposes of Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder and less the amount of any payments received by the holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include any such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which maturity occurs, but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments make to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Services Form W-8BEN (or successor form), under penalties of perjury, that is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue service Form W-8BEN described above and Citigroup Funding does not have actual knowledge of reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the united States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated                  , 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as agent, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $             principal amount of Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $             per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $             per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $             per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes. The disclosure in this section replaces the disclosure contained in the section “ERISA Matters” in the accompanying prospectus supplement.

LEGAL MATTERS

The validity of the Notes and certain matters relating thereto were passed upon for Citigroup Funding and Citigroup by Michael S. Zuckert, Esq. Mr. Zuckert, General Counsel, Finance and Capital Markets of Citigroup and legal counsel to Citigroup Funding, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters were passed upon for the agents by Cleary Gottlieb Steen & Hamilton LLP. New York, New York. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and certain of its subsidiaries, including Citigroup Funding, and may do so in the future.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$                   principal amount

Principal-Protected Notes Based Upon a Basket of the

EUR/USD and GBP/USD

Exchange Rates

Due                         , 2008

(US$1,000 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                        , 2006

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup